UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 25, 2019

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England, WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No  

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No  

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82-  n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Re-presented Historical Quarterly Revenue Analysis”, dated March 25, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 25, 2019	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Re-presented Historical Quarterly Revenue Analysis

25 March 2019

Smith & Nephew plc (LSE:SN, NYSE:SNN) has updated its revenue reporting in line with its previously announced new commercial structure.

From 1 January 2019 the Group will report quarterly revenue for three global franchises of Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management, replacing the previous franchise structure. The Group’s revenue reporting by geography is unchanged.

Included within Orthopaedics are the following businesses:

•	Knee Implants
•	Hip Implants
•	Other Reconstruction, including capital sales from robotics and cement (Other Reconstruction was previously reported within Other Surgical Businesses)
•	Trauma (including certain extremities products)

Included within Sports Medicine & ENT are the following businesses:

•	Sports Medicine Joint Repair (including certain extremities products for joint repair previously reported within Trauma & Extremities)
•	Arthroscopic Enabling Technologies
•	ENT (ENT was previously reported within Other Surgical Businesses)

Advanced Wound Management is unchanged, and includes the following businesses:

•	Advanced Wound Care
•	Advanced Wound Bioactives
•	Advanced Wound Devices

Reporting by geography is unchanged, as follows:

•	US
•	Other Established Markets (Australia, Canada, Europe, Japan and New Zealand)
•	Emerging Markets

The updated reporting approach is in line with International Financial Reporting Standard (IFRS) 8 Operating Segments that require companies’ segment reporting to reflect the way in which performance is monitored, operating decisions are made and resources are allocated.

In order to assist future comparability with historical data, Smith & Nephew has set out below quarterly and full year revenue under the new structure for 2018 and 2017. There has been no change in total revenue for any period presented.

Enquiries

Investors
Andrew Swift, Smith & Nephew	+44 (0) 20 7960 2285

Media
Charles Reynolds, Smith & Nephew	+44 (0) 1923 477314

Ben Atwell / Andrew Ward, FTI Consulting	+44 (0) 20 3727 1000

Notes

Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2017 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired business combinations and recent business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

About Smith & Nephew

Smith & Nephew is a portfolio medical technology business with leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine. Smith & Nephew has more than 16,000 employees and a presence in more than 100 countries. Annual sales in 2018 were $4.9 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN). For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com and follow us on Twitter, LinkedIn or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

Smith & Nephew Re-presented 2018 Results

First Quarter 2018 Consolidated Re-presented Revenue Analysis

	31 March	1 April	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	544	522	4	-	-	4
Knee Implants	259	244	6	2	-	4
Hip Implants	155	152	2	-2	-	4
Other Reconstruction	13	10	34	30	-	4
Trauma	117	116	1	-2	-	3

Sports Medicine & ENT	362	340	6	1	1	4
Sports Medicine Joint Repair	175	155	12	5	2	5
Arthroscopic Enabling Technologies	152	153	-	-5	-	5
ENT	35	32	9	6	-	3

Advanced Wound Management	290	280	4	-2	-	6
Advanced Wound Care	183	170	8	-	-	8
Advanced Wound Bioactives	59	66	-11	-12	-	1
Advanced Wound Devices	48	44	10	2	-	8

Total	1,196	1,142	5	-	-	5

Consolidated revenue by geography
US	545	555	-2	-2	-	-
Other Established Markets(ii)	446	409	9	-2	-	11
Total Established Markets	991	964	3	-2	-	5
Emerging Markets	205	178	15	9	-	6
Total	1,196	1,142	5	-	-	5

(i)	Underlying growth is defined in the Notes on page 2
(ii)	Other Established Markets are Australia, Canada, Europe, Japan and New Zealand

Second Quarter 2018 Consolidated Re-presented Revenue Analysis

	30 June	1 July	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	548	531	3	1	-	2
Knee Implants	258	246	5	3	-	2
Hip Implants	156	150	4	1	-	3
Other Reconstruction	16	13	28	27	-	1
Trauma	118	122	-4	-5	-	1

Sports Medicine & ENT	368	345	7	3	2	2
Sports Medicine Joint Repair	177	159	12	7	3	2
Arthroscopic Enabling Technologies	153	151	1	-1	-	2
ENT	38	35	7	5	-	2

Advanced Wound Management	329	318	4	1	-	3
Advanced Wound Care	187	177	6	2	-	4
Advanced Wound Bioactives	87	92	-5	-6	-	1
Advanced Wound Devices	55	49	12	9	-	3

Total	1,245	1,194	4	2	-	2

Consolidated revenue by geography
US	590	582	1	1	-	-
Other Established Markets(ii)	429	403	6	1	-	5
Total Established Markets	1,019	985	3	1	-	2
Emerging Markets	226	209	8	6	-	2
Total	1,245	1,194	4	2	-	2

(i)	Underlying growth is defined in the Notes on page 2
(ii)	Other Established Markets are Australia, Canada, Europe, Japan and New Zealand

Third Quarter 2018 Consolidated Re-presented Revenue Analysis

	29 September	30 September	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	505	494	2	5	-	-3
Knee Implants	232	228	1	4	-	-3
Hip Implants	142	140	2	4	-	-2
Other Reconstruction	13	10	37	43	-	-6
Trauma	118	116	2	3	-	-1

Sports Medicine & ENT	345	336	3	3	2	-2
Sports Medicine Joint Repair	171	157	9	8	3	-2
Arthroscopic Enabling Technologies	138	144	-4	-2	-	-2
ENT	36	35	3	5	-	-2

Advanced Wound Management	319	322	-1	1	-	-2
Advanced Wound Care	184	186	-1	1	-	-2
Advanced Wound Bioactives	81	86	-7	-7	-	-
Advanced Wound Devices	54	50	9	11	-	-2

Total	1,169	1,152	2	3	-	-1

Consolidated revenue by geography
US	569	545	4	4	-	-
Other Established Markets(ii)	393	407	-3	-1	-	-2
Total Established Markets	962	952	1	2	-	-1
Emerging Markets	207	200	4	10	-	-6
Total	1,169	1,152	2	3	-	-1

(i)	Underlying growth is defined in the Notes on page 2
(ii)	Other Established Markets are Australia, Canada, Europe, Japan and New Zealand

Fourth Quarter 2018 Consolidated Re-presented Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	571	560	2	4	-	-2
Knee Implants	269	266	1	3	-	-2
Hip Implants	160	157	2	4	-	-2
Other Reconstruction	19	13	43	45	-	-2
Trauma	123	124	-1	1	-	-2

Sports Medicine & ENT	386	382	1	2	1	-2
Sports Medicine Joint Repair	193	179	8	8	2	-2
Arthroscopic Enabling Technologies	157	167	-6	-4	-	-2
ENT	36	36	1	3	-	-2

Advanced Wound Management	337	336	-	2	-	-2
Advanced Wound Care	185	187	-1	2	-	-3
Advanced Wound Bioactives	94	97	-3	-3	-	-
Advanced Wound Devices	58	52	11	14	-	-3

Total	1,294	1,278	1	3	-	-2

Consolidated revenue by geography
US	649	624	4	3	1	-
Other Established Markets(ii)	427	439	-3	-	-	-3
Total Established Markets	1,076	1,063	1	2	-	-1
Emerging Markets	218	215	2	8	-	-6
Total	1,294	1,278	1	3	-	-2

(i)	Underlying growth is defined in the Notes on page 2
(ii)	Other Established Markets are Australia, Canada, Europe, Japan and New Zealand

Full Year 2018 Consolidated Re-presented Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	2,168	2,107	3	3	-	-
Knee Implants	1,017	984	3	3	-	-
Hip Implants	613	599	2	2	-	-
Other Reconstruction	62	45	36	36	-	-
Trauma	476	479	-	-1	-	1

Sports Medicine & ENT	1,461	1,402	4	2	2	-
Sports Medicine Joint Repair	717	650	10	7	2	1
Arthroscopic Enabling Technologies	600	615	-2	-3	-	1
ENT	144	137	5	5	-	-

Advanced Wound Management	1,275	1,256	2	-	-	2
Advanced Wound Care	740	720	3	1	-	2
Advanced Wound Bioactives	320	342	-6	-6	-	-
Advanced Wound Devices	215	194	10	9	-	1

Total	4,904	4,765	3	2	-	1

Consolidated revenue by geography
US	2,354	2,306	2	1	1	-
Other Established Markets(ii)	1,693	1,658	2	-	-	2
Total Established Markets	4,047	3,964	2	1	-	1
Emerging Markets	857	801	7	8	-	-1
Total	4,904	4,765	3	2	-	1

(i)	Underlying growth is defined in the Notes on page 2
(ii)	Other Established Markets are Australia, Canada, Europe, Japan and New Zealand